SMITH BARNEY INVESTMENT FUNDS, INC.

SMITH BARNEY SMALL  CAP GROWTH FUND


Sub-Item 77Q1




On June 24, 2005, Citigroup announced that it has signed a definitive agreement under which Citigroup will sell substantially all of its worldwide asset management business to Legg Mason, Inc. ("Legg Mason").

 As part of this transaction, SBFM (the "Manager"), currently an indirect wholly owned subsidiary of Citigroup, would become an indirect wholly owned subsidiary of Legg Mason. The Manager is the investment adviser to the Fund. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions,
Citigroup expects the transaction to be completed later this year.

Under the 1940 Act, consummation of the transaction will result in the automatic termination of the Fund's investment management agreement with the Manager. Therefore, the Fund's Board has approved a new investment management agreement between the Fund and the Manager to become effective upon the closing of the sale to Legg Mason. The new investment management agreement has been presented to the shareholders of the Fund for their approval.